Exhibit 99.1

Gracell Biotechnologies Appoints Accomplished Clinical Leader Dr. Wendy Li as Chief Medical Officer

Dr. Li brings deep oncology clinical development, medical affairs and U.S. regulatory experience

SAN DIEGO, Calif. and SUZHOU and SHANGHAI, China (August 1, 2022) – Gracell Biotechnologies Inc. (“Gracell” or the “Company”, NASDAQ: GRCL), a global clinical-stage biopharmaceutical company dedicated to developing highly efficacious and affordable cell therapies for the treatment of cancer, today announced the appointment of Wendy Li, M.D., as its Chief Medical Officer (CMO). In this role, Dr. Li will oversee Gracell’s clinical development activities, including the advancement of its pipeline of autologous and allogeneic product candidates across the Company’s multiple proprietary technology platforms.

Dr. Li brings to Gracell over 20 years of experience leading all critical aspects of clinical and medical operations at early-stage and large pharmaceutical organizations in the U.S. and China. Her expertise spans both clinical development and medical affairs, including leading early- and late-stage clinical trials for several therapeutic candidates for the treatment of hematological malignancies and solid tumors, and overseeing over 30 successful Investigational New Drug applications (INDs), New Drug Applications (NDAs) and Biologics License Applications (BLAs) that led to several multi-billion-dollar blockbuster drugs.

“Dr. Li is a distinguished and enthusiastic clinical leader and shares our commitment to discovering and developing breakthrough cell therapies. We are excited to add her experience to Gracell’s global leadership team,” said Dr. William (Wei) Cao, Founder, Chairman and CEO of Gracell. “Dr. Li’s decades of experience in leading clinical development and strategy across many types of cancers and treatment modalities, as well as expertise in working with regulatory agencies, will be invaluable as we continue to advance our pipeline of breakthrough cell therapies and approach the filing of our U.S. IND application for GC012F later this year.”

Prior to joining Gracell, Dr. Li served as CMO of EXUMA Biotech, where she provided strategic medical and clinical leadership for the advancement of its cell therapy pipeline in the U.S. and Asia. She has also held clinical development and medical affairs leadership positions at Pfizer, Sanofi, Genentech, and Sihuan Pharmaceutical. Dr. Li holds an M.D. from Sun Yat-Sen University of Medical Sciences.

“With years of experience in CAR-T, I recognize this therapy’s potential to fulfill patients’ unmet needs and am eager to join a company with a pipeline as promising as Gracell’s,” Dr. Li said. “I believe the company’s FasTCAR and TruUCAR platforms have vast potential to solve some of the greatest challenges facing CAR-T therapy. The lead candidate, GC012F, is a highly differentiated CAR-T therapy that potentially affords competitive efficacy, combined with a favorable safety profile and faster delivery to patients. I look forward to joining Gracell’s leadership team and bringing the company to its next stage of growth.”

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies. Leveraging its pioneering FasTCAR and TruUCAR technology platforms and SMART CARTTM technology module, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal cell quality, high therapy cost and lack of effective CAR-T therapies for solid tumors. For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

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Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing date of the offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Gracell’s most recent annual report on Form 20-F as well as discussions of potential risks, uncertainties, and other important factors in Gracell’s subsequent filings with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Gracell specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media contacts

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Investor contacts

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Stephanie Carrington

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